Coastal Banking Company, Inc.

August 2, 2005

Via Edgar

Paul Cline
Senior Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

        Re:     Coastal Banking Company, Inc.
                   Amendment to Form 10-KSB filed March 30, 2005
                   File No. 000-28333

Dear Mr. Cline:

        On behalf of Coastal Banking Company, Inc. (the “Company”), the undersigned is hereby transmitting this Amendment to the Form 10-KSB filed on March 30, 2005. This Amendment is in response to the Staff’s comment letter dated July 28, 2005. The paragraphs below respond to the Staff’s numbered comments.

Report of Independence Registered Public Accounting Firm

1.	Please revise to properly evidence the signature of the accounting firm that issued its report on your financial statements. Refer to Rule 302 of Regulation S-T.

As of the date of this letter, the Company filed an amendment to its Form 10-KSB for the year ended December 31, 2004, which included a revised report of the independent registered public accounting firm that properly evidenced the signature of the accounting firm that issued the report on the financial statements.

In addition, on behalf of the Company, the undersigned hereby acknowledges that:

o	the Company is responsible for the accuracy of the disclosure in the filing;
o	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
o	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Coastal Banking Company, Inc. By: /s/ Randolph C. Kohn Randolph C. Kohn Chief Executive Officer